MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

October 27, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN: Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-12G/A (3) Filed October 27, 2017

File No. 000-27039

Dear Mr. Gabor:

Addressing the Commission’s comment letter dated September 26, 2017, Marijuana Company of America, Inc. (“Company”) filed its Form 1012g(3) today. In order to facilitate the Commission’s review of this filing, please see the following references to each of the Commission’s comments, and where in the amended Form 1012g the Company has addressed them consistent with the Company’s October 13, 2017 correspondence. Please note that your comments regarding the Company’s Form 10-Q for June 30, 2017 are not addressed in this letter, as the Company provided responses and explanations to those comments and questions contained it items 15-18 in its October 13, 2017 correspondence to the Commission.

  We note your revised disclosure regarding the legality of your products. Since it appears that your products do contain cannabinoid extracts that are themselves Schedule I controlled substances, please revise to state that Marijuana and CBD products are Schedule 1 controlled substances and clearly indicate the consequence of this classification under federal law.

Reference: Item 1 Business, page 3.

  We note your statement that you "may or may not be directly or indirectly involved in any actual delta-9 tetrahydrocannabionol ("THC") research." Please clearly disclose your current involvement in THC research.

Reference: Item 1 Business, page 4.

  We note your revised disclosure in response to prior comment 4 and "that FDA will continue to oversee "marketing claims" and the "process for drug applications."" Please revise to disclose the effect of the United States Food and Drug Administration's regulation on your business, including any requirement for FDA approval of your products, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labeling of your products, post-market approval reporting and record keeping, and the regulation of the advertising and promotion of your products. Also, please include an appropriate risk factor that includes a discussion of sanctions for non-compliance with FDA regulation.

    Reference: Item 1 Business, page 3; Item 1A Risk Factor, page 17.

  U.S. Securities and Exchange Commission

  October 27, 2017

    We acknowledge your revised disclosure in response to prior comment 5. Please tell us whether you have or will also change the advertising, packaging and/or labeling for your applicable products such that they no longer make any claims regarding benefits of your products. For example, we note the article on your website, You Can Make Your Own CBD Oil, which states "Hemp CBD has been proven in many studies that it has many beneficial medical and health properties. This oil can help one find "relief from arthritis, diabetes, alcoholism, schizophrenia, PTSD, MS, epilepsy, and chronic pain."

  Reference: This content has been removed from the Company’s web site, and the Company will not make like claims on the packaging and labeling of its products.

    We note your response to prior comment 6 and the disclosure updating the status of the GateC and Bougainville joint ventures on page 9. We also note the disclosure on page 17 of your Form 10-Q for the quarterly period ended June 30, 2017 that provides the interest rate, original issue discount, transactional costs and four different funding amounts for the St. George secured convertible promissory note, as well as the disclosures on page 20 of that filing quantifying the details of your $1,500,000 commitment under the GateC joint venture. Please revise your Form 10 disclosure to include and quantify these commitments in this section as well as the Liquidity section of Management's Discussion and Analysis.

  Reference: Item 1 Business Sources & Availability of Raw Materials, pages 10 & 11;

  Item 2 Management Discussion & Analysis, pages 31, 32.

    We note your revised disclosure in response to prior comment 2. Please restore the risk factor Marijuana and CBD remains illegal under federal law.

  Reference: Item 1A Risk Factor, page 15.

    We note your response to prior comment 8 and the revised disclosure to include the comparative interim periods for the first quarters of 2017 and 2016 on pages 23 and 24, as well as the removal of your previous assertion. Please revise to re-insert the discussion on the comparative annual periods for 2016 and 2015 to remain compliant with Item 303(a) of Regulation S-K by covering all periods presented.

  Reference: Item 2 Management Discussion & Analysis, pages 27-32.

    We note your response to prior comment 9 and your revised disclosure on pages 23 and 24 for the comparative interim periods for the first quarter of 2017 and 2016. Please revise both the interim discussion as well as the discussion of your comparative annual periods for 2016 and 2015 to address the following:

  U.S. Securities and Exchange Commission

  October 27, 2017

  • Given the significant increase in selling, general, and administrative expenses between both the respective interim and annual periods, revise to provide a tabular breakdown of the components of these expenses by purpose of the expense. While your current disclosure indicates a portion of the increase is due to the issuance of stock-based instruments, clearly quantify the amount of salary, marketing, and other expenses by type.

  • Clearly quantify and discuss the nature of the marketing and consulting expenses, identifying the specific revenue streams to which the marketing related.

  • Separately quantify the amount of research and development expenses for each period presented, discussing any trends experienced. Tell us how you considered whether such amounts warranted separate line item disclosure.

  Reference: Item 2 Management Discussion & Analysis, pages 27-32.

    We note your response to prior comment 11 adding a table for preferred share ownership, but removing the table relating to common stock ownership. Please revise to include disclosure pursuant to Regulation S-K Item 403 with respect to the beneficial owners of both your common and preferred stock.

   Reference: Item 4 Security Ownership of Certain Beneficial Owners, page 33.

    We note your response to prior comment 12. Please expand to provide disclosure pursuant to Item 404 of Regulation S-K with respect to any transactions in which the amount exceeded the lesser of $120,000 or 1% of the average of your total assets at year-end for the last two completed fiscal years. Refer to Item 404(d).

   Reference: Item 7, Certain Relationships & Related Transactions, page 37.

    We note your response to comment 15 that current beneficial owners of the Company's Class “A” Preferred stock control in excess of 50% of the votes. Please remove the statement that "holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter...."

  Reference: This statement was deleted from Item 11, Description of Registrant’s Securities, Common Stock, page 54.

    We note your response to prior comment 17 and your disclosure on page 7 of the change in control. Please revise your financial statements and Management’s Discussion and Analysis to disclose the revisions you proposed in your response dated July 31, 2017.

  Reference: This disclosure appears at numerous points: Item 2 Management Discussion & Analysis, page 26; Item 1 Business, page 8; Note 1 to Consolidated Financial Statements, page F-22.

  U.S. Securities and Exchange Commission

  October 27, 2017

    We note your response to prior comment 18, including your disclosures on page F-8. Please revise your annual financial statements to provide a similar tabular breakdown as of December 31, 2016 and 2015.

  Reference: See Notes to Condensed Consolidated Financial Statements, page F-8.

    We note your brief disclosure on page F-24 regarding your recent accounting pronouncements, and refer to your January 1, 2008 adoption of ASC 825-10 on page F-13. Given the significant number of recent authoritative accounting literature issued that can impact the financial statements of marketing and distribution companies, including ASU 2016-01 for ASC 825-10 that is effective after December 15, 2017, please revise your Form 10 to provide, and confirm that you will maintain in your future annual and interim filings, the footnote disclosure required by SAB 74 with respect to the adoption of new accounting literature, including FASB Staff Positions:

  • Provide a brief description of the new standard, including when adoption is required and if you plan to early adopt the standard.

  • Include a discussion of the adoption methods allowed and the method you expect to use.

  Reference: See Notes to Condensed Consolidated Financial Statements, page F-11.

  Sincerely yours,

  Mailander Law Office, Inc.

  s/s Tad Mailander